Exhibit 97.1 Policy for Recoupment of Incentive Compensation

FIRST COMMONWEALTH FINANCIAL CORPORATION
POLICY FOR RECOUPMENT OF INCENTIVE COMPENSATION

I.Introduction
The Board of Directors (the "Board") of First Commonwealth Financial Corporation (the “Company”) believes that it is in the best interests of the Company and its shareholders to create and maintain a culture that emphasizes integrity and accountability and that reinforces the Company's pay-for-performance compensation philosophy. The Board has therefore adopted this policy which provides for the recoupment of certain executive compensation in the event of an accounting restatement resulting from material noncompliance with financial reporting requirements under the federal securities laws (the "Policy"). This Policy is designed to comply with Section 10D of the Securities Exchange Act of 1934 (the "Exchange Act") and the rules of the New York Stock Exchange (“NYSE”) promulgated thereunder.
II.Administration
This Policy shall be administered by the Compensation & Human Resources Committee of the Board. As used in this policy, references the Board shall be deemed references to the Compensation & Human Resources Committee. Any determinations made by the Board shall be final and binding on all affected individuals.
III.Covered Executives
This Policy applies to the Company's current and former executive officers, as determined by the Board in accordance with Section 10D of the Exchange Act and the listing standards of the NYSE ("Covered Executives").
IV.Recoupment; Accounting Restatement
In the event that the Board, the Audit Committee of the Board, or a court, regulator or other legally authorizing body determines that the Company is required to prepare an accounting restatement of its financial statements due to the Company's material noncompliance with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (an “Accounting Restatement”), the Board will require reasonably prompt reimbursement or forfeiture of any excess Incentive Compensation received by any Covered Executive during the three completed fiscal years immediately preceding the date on which the Company is required to prepare an Accounting Restatement.
V.Incentive Compensation
For purposes of this Policy, Incentive Compensation means any of the following; provided that, such compensation is granted, earned, or vested based wholly or in part on the attainment of a financial reporting measure:
•Annual bonuses and other short- and long-term cash incentives.
•Stock options.
•Stock appreciation rights.
•Restricted stock.
•Restricted stock units.

•Performance shares.
•Performance units.
Financial reporting measures include:
•Company stock price or total shareholder return.
•Net income.
•Revenue measures such as net interest income or noninterest income.
•Net interest margin.
•Return measures such as return on average assets or return on average equity.
•Provision for loan losses and asset quality measures.
•Efficiency ratio.
•Earnings measures such as earnings per share.
Notwithstanding anything to the contrary, this Policy shall not apply to amounts paid, or accrued or unpaid, as the Covered Executive’s base salary through the last day of employment, equity awards that vest exclusively upon completion of a specified employment period without any performance condition, or bonus awards that are based on subjective goals and goals unrelated to financial reporting.
VI.Excess Incentive Compensation: Amount Subject to Recovery
The amount to be recovered will be the excess of the Incentive Compensation paid to the Covered Executive based on the erroneous data over the Incentive Compensation that would have been paid to the Covered Executive had it been based on the restated results, as determined by the Board.
If the Board cannot determine the amount of excess Incentive Compensation received by the Covered Executive directly from the information in the Accounting Restatement, then it will make its determination based on a reasonable estimate of the effect of the accounting restatement. Such estimate must be documented and disclosed to the NYSE. Without limiting the generality of the foregoing, for Incentive Compensation based on stock price or total shareholder return, where the amount of the erroneously awarded Incentive Compensation is not subject to mathematical recalculation directly from the Accounting Restatement, the amount recovered must be based on a reasonable estimate of the effect of the Accounting Restatement on the stock price or total shareholder return upon which the Incentive Compensation was received.
VII.Method of Recoupment
The Board will determine, in its sole discretion, the method for recouping Incentive Compensation hereunder which may include, without limitation:
1.requiring reimbursement of cash Incentive Compensation previously paid;
2.seeking recovery of any gain realized on the vesting, exercise, settlement, sale, transfer, or other disposition of any equity-based awards;
3.offsetting the recouped amount from any compensation otherwise owed by the Company to the Covered Executive;
4.cancelling outstanding vested or unvested equity awards; and/or
5.taking any other remedial and recovery action permitted by law, as determined by the Board.
VIII.No Indemnification
The Company shall not indemnify any Covered Executives against the loss of any incorrectly awarded Incentive Compensation.

IX.Interpretation
The Board is authorized to interpret and construe this Policy and to make all determinations necessary, appropriate, or advisable for the administration of this Policy. It is intended that this Policy be interpreted in a manner that is consistent with the requirements of Section 10D of the Exchange Act and any applicable rules or standards adopted by the Securities and Exchange Commission or any national securities exchange on which the Company's securities are listed.
X.Effective Date
This Policy shall be effective as of October 2, 2023 (the "Effective Date") and shall apply to Incentive Compensation that is approved, awarded or granted to Covered Executives on or after that date.
XI.Amendment; Termination
The Board may amend this Policy from time to time in its discretion and shall amend this Policy as it deems necessary to reflect final regulations adopted by the Securities and Exchange Commission under Section 10D of the Exchange Act and to comply with any rules or standards adopted by a national securities exchange on which the Company's securities are listed. The Board may terminate this Policy at any time.
XII.Other Recoupment Rights
The Board intends that this Policy will be applied to the fullest extent of the law. The Board may require that any employment agreement, equity award agreement, or similar agreement entered into on or after the Effective Date shall, as a condition to the grant of any benefit thereunder, require a Covered Executive to agree to abide by the terms of this Policy. Any right of recoupment under this Policy is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to the Company pursuant to the terms of any similar policy in any employment agreement, equity award agreement, or similar agreement and any other legal remedies available to the Company.
XIII.Impracticability
The Board shall recover any excess Incentive Compensation in accordance with this Policy unless the Compensation Committee, or in the absence of such a committee, a majority of the independent directors serving on the Board of Directors, has made a determination that such recovery would be impracticable, as determined by the Board in accordance with Rule 10D-1 of the Exchange Act and the listing standards of the national securities exchange on which the Company's securities are listed, because:
(1)After reasonable attempts to recover such compensation directly, the Compensation Committee determines that the cost of hiring a third party to assist in enforcing this Policy would exceed the amount to be recovered. The attempts to recover the compensation must be documented and disclosed to the NYSE; or
(2)Recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.
XIV.Successors
This Policy shall be binding and enforceable against all Covered Executives and their beneficiaries, heirs, executors, administrators or other legal representatives.